File No. 70-09699

                            (As filed August 7, 2003)

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                  POST-EFFECTIVE AMENDMENT NO. 16 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


KeySpan Corporation                                     KSNE, LLC
KeySpan Insurance Company                               KeySpan Energy Development Corporation
KeySpan Electric Services LLC                             and its non-utility subsidiaries
KeySpan Energy Trading Services LLC                     KeySpan Services, Inc.
KeySpan Energy Corporation                                and its non-utility subsidiaries
  and its non-utility subsidiaries                      c/o One MetroTech Center
KeySpan Exploration and Production, LLC                 Brooklyn, New York 11201
KeySpan Engineering & Survey, Inc.                      KeySpan New England LLC
KeySpan-Ravenswood, LLC                                   and its non-utility subsidiaries
KeySpan Corporate Services LLC                          c/o 52 Second Avenue
KeySpan Utility Services LLC                            Waltham, Massachusetts 02451


----------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
                 ----------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
                        Senior Vice President, Secretary
                               and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201

               ---------------------------------------------------
                     (Name and address of agent for service)

                         POST-EFFECTIVE AMENDMENT NO. 16
                           TO APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     This post-effective Application-Declaration amendment no. 16 on Form U-1/A amends and restates the post-effective amendment no. 15 on Form U-1/A as filed August 7, 2003 in this proceeding as follows:

     By order dated November 8, 2000 in File No. 70-9699 (Holding Co. Act Rel. No. 27272), as corrected by order dated December 1, 2000 (Holding Co. Act Rel. No. 27286), and as supplemented by order dated December 6, 2002 (Holding Co. Act Rel. No. 27612, File No. 70-10063), issued in this proceeding (collectively, the "Financing Order"), the Securities and Exchange Commission (the "Commission") reserved jurisdiction over the formation and implementation of the Non-utility Money Pool (as defined below) proposed by KeySpan Corporation ("KeySpan") and its non-utility subsidiaries. The proposed Non-utility Money Pool was fully described in the Form U-1 Application-Declaration, as amended, filed in this proceeding on November 8, 2000 (the "2000 Financing Application").[1] KeySpan, on behalf of itself and its non-utility subsidiaries named above in this proceeding (the "Non-utility Subsidiaries")[2] (collectively, the "Applicants"), hereby requests that the Commission issue a supplemental order releasing jurisdiction over the formation and implementation of the Non-utility Money Pool.

     Applicants respectfully request release of jurisdiction because, without authorization of the Non-utility Money Pool, the Non-utility Subsidiaries' do not have access to lower cost borrowing through the pool which is problematic with regard to their routine business activities. As described more fully below, the Non-utility Money Pool is designed to provide the Non-utility Subsidiaries with the ability to borrow money at a lower cost than would otherwise be available from third-parties but with safeguards in place so that the holding company systems', and the Utility Subsidiaries', financial integrity is not jeopardized. In addition, without authorization of the Non-utility Money Pool, KeySpan's ability to loan money to the Non-utility Subsidiaries is hampered.

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1    The  Non-Utility  Money Pool was also described in the notice issued by the
     Commission in this proceeding on September 21, 2000.

2 In the Commission's order dated November 7, 2000 (Holding Co. Act Rel. No. 27271) concerning KeySpan's acquisition of Eastern Enterprises (now known as KeySpan New England LLC) (the "Merger Order"), the Commission, among other things, reserved jurisdiction over the retention by KeySpan of Eastern Urban Services, Inc. ("EUS") and Eastern Associated Securities Corp. ("EAS"), each direct wholly-owned subsidiaries of KeySpan New England LLC. Accordingly, neither EUS nor EAS are included in this Application and no authorization concerning EUS or EAS is being requested herein.

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



Authorization and Operation of the Money Pools

     KeySpan and the Utility Subsidiaries[3] have been granted authorization to establish the KeySpan System utility money pool ("Utility Money Pool"), and the Utility Subsidiaries obtained authorization to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. KEDNY and KEDLI are limited to borrowing from the Utility Money Pool only.[4]

     The Applicants now request authorization to establish the non-utility money pool ("Non-utility Money Pool"), which will operate in substantially the same manner as the Utility Money Pool. The Non-utility Money Pool activities of all of the Non-utility Subsidiaries are exempt from the prior Commission approval requirements of the Act under Rule 52.

     KeySpan requests authorization to contribute surplus funds and to lend and extend credit to the Non-utility Subsidiaries through the Non-utility Money Pool. This contribution of funds by KeySpan through the Non-utility Money Pool is an authorized use of its proceeds pursuant to the authority granted to KeySpan under the Financing Order.

     KeySpan believes that the cost of the proposed borrowings through the Non-utility Money Pool will generally be more favorable to the respective participants than the comparable cost of external short-term borrowings, and the yield to the respective participants contributing available funds to the money pool will generally be higher than the typical yield on short-term investments.

     Under the terms of the Non-utility Money Pool, short-term funds are available for short-term loans to the Non-utility Subsidiaries from time to time from the following sources: (1) surplus funds in the treasuries of the Non-utility Money Pool participants other than KeySpan, (2) surplus funds in the treasuries of KeySpan and the Intermediate Holding Companies,[5] and (3) proceeds from bank borrowings by Non-utility Money Pool participants or the sale of commercial paper by KeySpan or the Non-utility Subsidiaries for loan to the Non-utility Money Pool ("External Funds"). Funds are made available from such sources in such order as KeySpan Corporate Services LLC ("KCS"), as administrator of the Non-utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool.

     The determination of whether a Non-utility Money Pool participant at any time has surplus funds to lend to the Non-utility Money Pool or shall lend funds to the Non-utility Money Pool is made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow

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3    As set forth in the 2000 Financing  Application,  the Utility  Subsidiaries
     are: The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York (KEDNY); KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island (KEDLI); KeySpan Generation LLC (KeySpan Generation ); Boston Gas Company (Boston Gas); Essex Gas Company (Essex Gas); Colonial Gas Company (Colonial Gas); and EnergyNorth Natural Gas, Inc. (ENGI).

4 KeySpan Corporation, et al., Holding Co. Act Release No. 27272, File No. 70-9699 (November 8, 2000).

5 The Intermediate Holding Companies are KeySpan Energy Corporation and KeySpan New England LLC (formerly, Eastern Enterprises).

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


projections and other relevant factors, in such participant's sole discretion. See Exhibit H-2 for a copy of the Form of Non-utility Money Pool Agreement.

     Funds made available by KeySpan for loans through the money pools will be made available first for loans through the Utility Money Pool and thereafter for loans through the Non-utility Money Pool.

     Non-utility Money Pool participants that borrow will borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Non-utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of KeySpan and other Non-utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Non-utility Money Pool, each borrower will borrow pro rata from each such fund source in the Non-utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Non-utility Money Pool.

     Borrowings from the Non-utility Money Pool require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party is required to effect a borrowing through the Non-utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Non-utility Money Pool will be made to, and no borrowings through the Non-utility Money Pool will be made by, KeySpan, the Intermediate Holding Companies, or KeySpan's exempt wholesale generator companies ("EWG") and foreign utility companies ("FUCO").[6]

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Non-utility Money Pool participants lending External Funds to the Non-utility Money Pool will initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Non-utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Non-utility Money Pool -- are allocated every month to the companies borrowing such External Funds through the Non-utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

     If only Internal Funds make up the funds available in the Non-utility Money Pool, the interest rate applicable and payable to or by the participants for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

     If only External Funds comprise the funds available in the Non-utility Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company's cost for such External Funds (or, if more than

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6    KeySpan's EWG's include  KeySpan-Ravenswood  LLC,  KeySpan-Glenwood  Energy
     Center, LLC, and KeySpan-Port Jefferson Energy Center, LLC. KeySpan's FUCO's include Finsa Energeticos, S. de R.L. de C.V. and Phoenix Natural Gas Limited. Such EWG's and FUCO's will participate in the Non-utility Money Pool as lenders.

one Non-utility Money Pool participant had made available External Funds on such day, the applicable interest rate will be a composite rate equal to the weighted average of the cost incurred by the respective Non-utility Money Pool participants for such External Funds).

     In cases where both Internal Funds and External Funds are concurrently borrowed through the Non-utility Money Pool, the rate applicable to all loans comprised of such "blended" funds will be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Non-utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Non-utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

     Funds not required by the Non-utility Money Pool to make loans (with the exception of funds required to satisfy the Non-utility Money Pool's liquidity requirements) will ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds;
(vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest income and investment income earned on loans and investments of surplus funds will be allocated among the participants in the Non-utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Non-utility Money Pool and the cost of funds provided to the Non-utility Money Pool by such participant.

     Each participant receiving a loan through the Non-utility Money Pool is required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. The borrower without premium or penalty may prepay all loans made through the Non-utility Money Pool.

     All contributions to, and borrowings from, the Non-utility Money Pool are exempt pursuant to the terms of Rule 52 under the Act,[7] except contributions and extensions of credit by KeySpan, authorization for which is hereby requested. It is KeySpan's intention to include within the authority requested


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7    They are exempt  under  Rule 52(b)  because  the  Non-utility  Subsidiaries
     participating  are  not  holding   companies,   public  utility  companies,
     investment companies or fiscal or financing agencies of KeySpan. The securities issued pursuant to the Non-utility Money Pool are solely for the purpose of financing the existing business of the respective Non-utility Subsidiary and the interest rates and maturity dates of the debt securities issued are designed to parallel the effective cost of capital of the associate companies participating and issuances of debt to an energy related company under the Non-utility Money Pool arrangements will comply with the Rule 58 provision set forth in Rule 52(b).

by this Application the full participation in the Non-utility Money Pool of the non-utility companies anticipated to be acquired as discussed in the following proceedings, effective upon the issuance of proper orders therein: (i) Release No.35-27708; File No.70-10136 (order authorizing the acquisition of Bard, Rao + Athanas Consulting Engineers, Inc.); and (ii) File No. 070-10126 (application for authority to acquire Rimbey Pipe Line Co. Ltd.). The Commission is requested to reserve jurisdiction over the participation in the Non-utility Money Pool of any other direct or indirect, future non-utility subsidiary of KeySpan not otherwise referenced herein.

Other Contributions to Money Pools

     KeySpan may contribute funds from the issuance of short-term debt to the Non-utility Money Pool and the Non-utility Subsidiaries may contribute funds from the issuance of short-term debt to the Non-utility Money Pool.

Operation of the Money Pools and Administrative Matters

     Operations of the Non-utility Money Pool, including record keeping and coordination of loans, will be handled by KCS under the authority of the appropriate officers of the participating companies. KCS will administer the Non-utility Money Pool on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and Non-utility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by KCS as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

Use of Proceeds

     Proceeds of any short-term borrowings by the participants may be used by each such participant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such subsidiaries are already authorized to engage. The authorization sought herein for the Non-utility Money Pool is substantially the same as that given to New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997), Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998), Scana Corporation, Holding Co. Act Release No. 27135 (February 14, 2000), and SCANA Corporation, et al., Holding Co. Act Release No. 27649 (February 12, 2003).

Rule 53 and 54 Analysis.

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the

Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At June 30, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,034,075,000. With respect to Rule 53(a)(1), the Commission determined in the order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063, that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     Finally, Rule 53(c) is inapplicable by its terms.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of June 30, 2003, KeySpan's consolidated capitalization consisted of 39.78% equity and 60.22% debt. These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at June 30, 2003, KeySpan's long term public unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through June 30, 2003.

Fees, Commissions and Expenses

     The fees, commissions and expenses paid or incurred or to be incurred in connection with the Transaction are estimated to be $5,000.


Jurisdiction

     The Transaction is not subject to the jurisdiction of any state commission or of any federal commission, other than the Commission.


Exhibits

F        Opinion of Counsel (previously filed)

H-2      Form of Non-utility Money Pool Agreement (previously filed)






                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the Applicants has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                                    KEYSPAN CORPORATION




                                            By:/s/ John J. Bishar, Jr.
                                               -----------------------
                                               John J. Bishar, Jr.
                                               Senior Vice President and
                                               General Counsel













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